EXHIBIT 4.7
FIRST AMENDMENT
2007 OMNIBUS STOCK AND INCENTIVE PLAN
FOR CAPITAL SENIOR LIVING CORPORATION
     This First Amendment to the 2007 Omnibus Stock And Incentive Plan For Capital Senior Living Corporation (“Plan”) is effective as of the Effective Date of the Plan.
W I T N E S S E T H:
     WHEREAS, the Board has determined that it is in the best interest of the Capital Senior Living Corporation (“Company”) and its shareholder if the Plan contained certain limitations on the Plan Committee’s authority to set the minimum vesting periods of Awards; and
     WHEREAS, for the same reasons, the Board has determined that the Plan should contain corresponding limitations on the Plan Committee’s ability to accelerate vesting of Awards to an extent which effectively would circumvent the minimum vesting requirements; and
     WHEREAS, for the same reasons, the Board has determined that the only automatic acceleration of Awards should occur only as a result of death, Disability, (unless expressly provided to the contrary in the Award) termination of employment after age 65 (i.e. retirement), or upon a Change in Control (but not upon a Potential Change in Control, as currently defined in the Plan); and
     WHEREAS, under and in accordance with Section 22 of the Plan, the Board has been granted the authority to amend the Plan, subject to certain limitations not present here, and this amendment does not require shareholder approval.
     NOW THEREFORE, The Plan Is Hereby Amended As Follows:
     I. Section 2 of the Plan is amended, effective as of May 8, 2007, by deleting Section 2(v) in its entirety, and substituting therefore the following
     “(v) “Holder” shall mean, at each time of reference, each person (including, but not limited to an Optionee and/or a Covered Person) with respect to whom an Award is in effect, except that where it should be appropriate to distinguish between a Holder with respect to an Option and a Holder with respect to a different type of Award, reference shall be made to Optionee; and provided further that to the extent provided under, and subject to the conditions of, the Award, it shall refer to the person who succeeds to the rights of the Holder upon the death of the Holder.”
     II. Section 2 of the Plan is amended, effective May 8, 2007, by deleting Section 2(mm) in its entirety, and substituting therefore the following:
     “(mm) “Reserved”

     III. Section 2 of the Plan is amended, effective as of May 8, 2007, by adding thereto Section 2(ddd) as follows:
     (ddd) “Retirement” shall mean, unless otherwise expressly provided in the Award of reference, a Holder’s Separation, which is for any reason other than for Cause, after such Holder’s 65th birthday.
     IV. Section 12(b) and (c) of the Plan are amended, effective as of May 8, 2007, by deleting them in their entirety, and substituting therefore the following;
     “(b) The Restrictions on Restricted Shares shall lapse in whole, or in installments, over whatever Restricted Period shall be selected by the Committee; provided further, and notwithstanding the foregoing, the Committee may not (i) select a Restricted Period of less than three (3) years, (ii) provide for a lapse of Restrictions at a rate which, at any time during the Restricted Period, would result in a percentage of lapsed Restrictions greater than the quotient (expressed as a percentage) of (x) the number of days from the first day of the Restricted Period to the date of reference, divided by (y) 1080, or (iii) select a Restricted Period in excess of 9 years.
     (c) The Committee may accelerate the date on which Restrictions lapse with respect to any Restricted Shares, so long as such acceleration does not cause Restrictions to lapse in a manner which would have violated Section 12(b) above if the accelerated lapsing schedule had been adopted on the Date of Grant of such Restricted Shares.
     (d) Notwithstanding Section 12(b) and (c) to the contrary, the Committee may accelerate a Restricted Share Award, or expressly provide for automatic acceleration under the terms of a Restricted Share Award, to whatever extent the Committee selects, where the acceleration results solely from Holder’s death, Disability, or Retirement.
     V. Section 13(c), (d) and (e) of the Plan are amended, effective as of May 8, 2007, by deleting them in their entirety, and substituting therefore the following;
     “(c) The Committee shall select the Performance Measures which will be required to be satisfied during the Performance Period in order to earn amounts specified in the Performance Award. Such Performance Measures, and the duration of any Performance Period, may differ with respect to each Covered Person, or with respect to separate Performance Awards issued to the same Covered Person; provided that no Performance Award will be based on a Performance Period of less than 12 months. The selected Performance Measures, the Performance Period(s), and any other conditions to the Company’s obligation to pay a Performance Award shall be set forth in each Performance Award on or before the first to occur of (i) the 90th day of the selected Performance Period, (ii) the first date on which more than 25% of the Performance Period has elapsed, and

(iii) the first date, if any, on which satisfaction of the Performance Measure(s) is no longer substantially uncertain.”
     (d) Unless otherwise expressly provided in the Performance Award, the Covered Person must remain employed by the Company until the end of the Performance Period in order to be entitled to any payment under such Performance Award; provided, however, that if a Covered Person does not Separate before the first anniversary of the Date of Grant of such Covered Person’s Performance Award, the Committee may provide in the Performance Award that such Covered Person will become entitled to a specified portion of the actual amount earned under such Performance Award based on one or more specified period(s) of time between the Date of Grant of such Performance Award and such Covered Person’s Separation prior to the end of the Performance Period.
     (e) Performance Awards may be payable in a single payment or in installments, but may not be paid in whole or in part prior to the date on which the Performance Measures are attained; except that, notwithstanding any provisions hereof to the contrary, to the extent (if any) expressly provided under the Performance Award, all or a specified amount or percentage of such Performance Award may be deemed earned and payable upon the death, Disability, or Retirement of the Covered Person, or as a result of a Change in Control, it being understood that if such acceleration events actually occur prior to the attainment of the Performance Measures, the Performance Award will not be exempt from Section 162(m) of the Code.
     VI. Section 14 of the Plan is amended, effective as of May 8, 2007, by deleting it in its entirety, and substituting therefore the following:
     14. Acceleration on Change in Control. Notwithstanding any provision hereof to the contrary, except as expressly provided under the terms of the Award or by the Committee in writing prior to such event, upon a Change in Control (i) all Awards (except, Performance Awards, which will be governed by their express terms) shall become fully exercisable, nonforfeitable, or the Restricted Period shall terminate, as the case may be (hereafter, in this Section 14, such Award shall be “accelerated”), and (ii) the Committee shall have the right to cash out some or all outstanding Non-qualified Stock Options, Stock Appreciation Rights, and Restricted Stock, on the basis of the Change in Control Price, effective as of the date of the Change in Control, or on such other date as the Committee may determine prior to the Change in Control (but conditioned upon the occurrence of the Change in Control.)
Dated the 8th day of May, 2007.

CAPITAL SENIOR LIVING CORPORATION
By:	/s/ Keith N. Johannessen
President